QuickLinks -- Click here to rapidly navigate through this document

Exhibit 3.13

ARTICLES OF ORGANIZATION
OF
FLAMINGO PARADISE GAMING, LLC
a Nevada limited liability company

        I, the undersigned, pursuant to the Nevada Revised Statutes governing limited liability companies, hereby adopt the following Articles of Organization for a limited liability company.

ARTICLE I
NAME

        The name of the limited liability company is Flamingo Paradise Gaming, LLC (the "Company").

ARTICLE II
PURPOSE

        The character and general nature of the business to be conducted by the Company is to operate, manage, and conduct gaming in a gaming casino on or within the premises located at 4100 Paradise Road, Las Vegas, Nevada 89109.

ARTICLE III
RESIDENT AGENT

        The name and address of the Company's resident agent for service of process is Kummer Kaempfer Bonner & Renshaw, 3800 Howard Hughes Parkway, Seventh Floor, Las Vegas, Nevada 89109.

ARTICLE IV
MANAGEMENT

        This Company shall be managed by a manager or managers. The following manager shall serve until the first annual meeting of members or until his successors are elected and qualified:

Name	Address
Herbst Gaming, LLC	5195 Las Vegas Boulevard South Las Vegas, Nevada 89119

ARTICLE V
ORGANIZER

        The name and business address of the organizer of this Company is John N. Brewer of Kummer Kaempfer Bonner & Renshaw, 3800 Howard Hughes Parkway, Seventh Floor, Las Vegas, Nevada 89109.

ARTICLE VI
TRANSFER RESTRICTIONS

        Notwithstanding anything to the contrary expressed or implied in these articles, the sale, assignment, transfer, pledge or other disposition of any interest in the Company is ineffective unless approved in advance by the Nevada Gaming Commission (the "Commission"). If at any time the Commission finds that a member which owns any such interest is unsuitable to hold that interest, the Commission shall immediately notify the Company of that fact. The Company shall, within 10 days from the date that it receives the notice from the Commission, return to the unsuitable member the amount of his capital account as reflected on the books of the Company. Beginning on the date when the Commission serves notice of a determination of unsuitability, pursuant to the preceding sentence, upon the Company, it is unlawful for the unsuitable member: (a) to receive any share of the distribution of profits or cash or any other property of, or payments upon dissolution of, the Company, other than a return of capital as required above; (b) to exercise directly or through a trustee or nominee, any voting right conferred by such interest; (c) to participate in the management of the business and affairs of the Company; or (d) to receive any remuneration in any form from the Company, for services rendered or otherwise.

ARTICLE VII
UNSUITABILITY

        Any member that is found unsuitable by the Commission shall return all evidence of any ownership in the Company to the Company, at which time the Company shall within 10 days, after the Company receives notice from the Commission, return to the member in cash, the amount of his capital account as reflected on the books of the Company, and the unsuitable member shall no longer have any direct or indirect interest in the Company.

ARTICLE VIII
INDEMNITY

        Section 8.01    Right to Indemnity.    Every person who was or is a party, or is threatened to be made party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a manager or member of this Company, or is or was serving at the request of this Company as a manager of another limited liability company, or as a director, officer or representative in a corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such managers, members or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any operating agreement or other agreement, vote of members, provision of law, or otherwise, as well as their rights under this Article.

        Section 8.02    Expenses Advanced.    Expenses of managers and members incurred in defending a civil or criminal action, suit or proceeding by reason of any act or omission of such managers or members acting as a manager or member shall be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of any undertaking by or on behalf of the manager or member to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company.

        Section 8.03    Operating Agreement; Insurance.    Without limiting the application of the foregoing, the members may adopt a provision in the Operating Agreement from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause this Company to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a manager or member of this Company as a member or manager of another limited liability company, or as its representative in a corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, to the fullest extent permitted by the laws of the State of Nevada, whether or not this Company would have the power to indemnify such person.

        The indemnification and advancement of expenses provided in this Article shall continue for a person who has ceased to be a member, manager, employee or agent, and inures to the benefit of the heirs, executors and administrators of such a person.

        IN WITNESS WHEREOF, I have hereunto set my hand this 31st day of August 1999.

/s/ John N. Brewer John N. Brewer, Organizer

QuickLinks

  Exhibit 3.13
ARTICLES OF ORGANIZATION OF FLAMINGO PARADISE GAMING, LLC a Nevada limited liability company
ARTICLE I NAME
ARTICLE II PURPOSE
ARTICLE III RESIDENT AGENT
ARTICLE IV MANAGEMENT
ARTICLE V ORGANIZER
ARTICLE VI TRANSFER RESTRICTIONS
ARTICLE VII UNSUITABILITY
ARTICLE VIII INDEMNITY